UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  2)1

Callon Petroleum Company
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

13123X102
(CUSIP Number)

JEFFREY E. EBERWEIN
LONE STAR VALUE MANAGEMENT, LLC
53 Forest Avenue, 1st Floor
Old Greenwich, Connecticut 06870
(203) 542-0235

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 6, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 13123X102

1	NAME OF REPORTING PERSON LONE STAR VALUE INVESTORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,050,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,050,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,050,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 13123X102

1	NAME OF REPORTING PERSON LONE STAR VALUE CO-INVEST I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,480,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,480,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,480,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 13123X102

1	NAME OF REPORTING PERSON LONE STAR VALUE INVESTORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,530,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,530,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,530,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 13123X102

1	NAME OF REPORTING PERSON LONE STAR VALUE MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CONNECTICUT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,050,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,050,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,050,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 13123X102

1	NAME OF REPORTING PERSON JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,630,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,630,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,630,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON IN

1 Includes 100,000 Shares held in Mr. Eberwein’s IRA Account.

CUSIP NO. 13123X102

1	NAME OF REPORTING PERSON MATTHEW REGIS BOB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 13123X102

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned. This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Lone Star Value Investors and Lone Star Value Co-Invest were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 1,050,000 Shares beneficially owned by Lone Star Value Investors is approximately $5,367,696, excluding brokerage commissions.  The aggregate purchase price of the 1,480,000 Shares beneficially owned by Lone Star Value Co-Invest is approximately $5,700,241, excluding brokerage commissions.

The Shares held in Mr. Eberwein’s IRA Account were purchased with personal funds in open market purchases.  The aggregate purchase price of the 100,000 Shares held in Mr. Eberwein’s IRA Account is approximately $346,890, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 6, 2013, Lone Star Value Management, together with its affiliates and director nominees (“Lone Star Value”) issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference. In the press release, Lone Star Value urged the board of directors of the Issuer (the “Board”) to refrain from any further dilution of shareholder value through capital markets issuances, cease all acquisition activity outside the Permian Basin and immediately commence a process to explore and evaluate all strategic alternatives available to the Issuer, including a sale of the Issuer, with a goal of maximizing shareholder value.

In the press release, Lone Star Value attributed the Issuer’s material undervaluation relative to its Permian Basin peers and assessed Net Asset Value (NAV) and its short- and long-term stock underperformance, to poor operating and financial track record, high cost of capital and the threat of further shareholder dilution.  Lone Star Value expressed concern that the Issuer’s true long-term strategy is to grow its asset base (likely at a high cost) rather than enhance shareholder value.

The press release outlined Lone Star Value’s superior plan to maximize shareholder value.  Specifically, Lone Star Value explained that the Issuer: (1) should avoid making any acquisitions outside the Permian Basin; (2) should only use low-cost bank debt to fund its growth; and (3) should immediately commence a robust review and evaluation of all strategic opportunities to maximize shareholder value, including the sale of the Issuer.  Lone Star Value noted it is aware of certain preliminary indications of interest by potential acquirers and it believes such overtures were rebuffed by the Issuer’s management without serious consideration.  The press release concluded with Lone Star Value’s belief that if elected to the Board, its highly-qualified, independent nominees, Jeffrey E. Eberwein and Matthew Regis Bob, will be instrumental in designing a plan to maximize shareholder value, including through strategic avenues the incumbent directors have shown reluctance to consider.

CUSIP NO. 13123X102

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows.

The aggregate percentage of Shares reported owned by each person named herein is based upon 40,444,973 Shares outstanding, which is the total number of Shares reported outstanding as of December 12, 2013 in the Issuer’s definitive proxy statement for a special meeting of stockholders, filed with the Securities and Exchange Commission on December 13, 2013.

A.	Lone Star Value Investors

(a)	As of the close of business on January 6, 2014, Lone Star Value Investors beneficially owned 1,050,000 Shares.

Percentage: Approximately 2.6%

(b)	1. Sole power to vote or direct vote: 1,050,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,050,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Lone Star Value Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	Lone Star Value Co-Invest

(a)	As of the close of business on January 6, 2014, Lone Star Value Co-Invest beneficially owned 1,480,000 Shares.

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 1,480,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,480,000
4. Shared power to dispose or direct the disposition: 0

(c)	Lone Star Value Co-Invest has not entered into any transactions in the Shares during the past 60 days.

C.	Lone Star Value GP

(a)
Lone Star Value GP, as the general partner of each of Lone Star Value Investors and Lone Star Value Co-Invest, may be deemed the beneficial owner of the (i) 1,050,000 Shares owned by Lone Star Value Investors and (ii) 1,480,000 Shares owned by Lone Star Value Co-Invest.

Percentage: Approximately 6.3%

(b)	1. Sole power to vote or direct vote: 2,530,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,530,000
4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value GP has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Lone Star Value Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 13123X102

D.	Lone Star Value Management

(a)	Lone Star Value Management, as the investment manager of Lone Star Value Investors, may be deemed the beneficial owner of the 1,050,000 Shares owned by Lone Star Value Investors.

Percentage: Approximately 2.6%

(b)	1. Sole power to vote or direct vote: 1,050,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,050,000
4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value Management has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Lone Star Value Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	Mr. Eberwein

(a)
As of the close of business on January 6, 2014, 100,000 Shares were held in Mr. Eberwein’s IRA Account. Mr. Eberwein, as the manager of Lone Star Value GP and sole member of Lone Star Value Management, may also be deemed the beneficial owner of the (i) 1,050,000 Shares owned by Lone Star Value Investors and (ii) 1,480,000 Shares owned by Lone Star Value Co-Invest.

Percentage: Approximately 6.5%

(b)	1. Sole power to vote or direct vote: 2,630,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,630,000
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Eberwein has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Lone Star Value Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F.	Mr. Bob

(a)	As of the close of business on January 6, 2014, Mr. Bob does not own any Shares.

Percentage: 0%

CUSIP NO. 13123X102

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Bob has not entered into any transactions in the Shares during the past 60 days.

An aggregate of 2,630,000 Shares, constituting approximately 6.5% of the Shares outstanding, are reported in this Schedule 13D.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Person.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Press Release, dated January 6, 2014.

CUSIP NO. 13123X102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 7, 2014

Lone Star Value Investors, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Co-Invest I, LP

By:	Lone Star Value Investors GP, LLC
General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Investors GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member

/s/ Jeffrey E. Eberwein
Jeffrey E. Eberwein Individually and as attorney-in-fact for Matthew Regis Bob

CUSIP NO. 13123X102

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

LONE STAR VALUE INVESTORS, LP

25,000	6.0375	12/19/2013
25,000	6.1009	12/20/2013
25,000	6.3123	01/03/2014
25,000	6.3570	01/06/2014